UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 3

RSP Permian, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74978Q 105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74978Q 105

1	Name of Reporting Person Wallace Family Partnership, LP
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,450,299
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,355,278

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,450,299
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 11.6%(1)
12	Type of Reporting Person PN

(1)	Based on 158,596,324 shares of common stock issued and outstanding as of December 31, 2017.

CUSIP No. 74978Q 105

1	Name of Reporting Person Michael Wallace Management, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,450,299
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,355,278

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,450,299
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 11.6%(1)
12	Type of Reporting Person OO

(1)	Based on 158,596,324 shares of common stock issued and outstanding as of December 31, 2017.

CUSIP No. 74978Q 105

1	Name of Reporting Person Michael W. Wallace
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 22,438
	6	Shared Voting Power 18,451,099
	7	Sole Dispositive Power 17,675
	8	Shared Dispositive Power 10,356,078

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,473,537
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 11.6%(1)
12	Type of Reporting Person IN

(1)	Based on 158,596,324 shares of common stock issued and outstanding as of December 31, 2017.

CUSIP No. 74978Q 105

1	Name of Reporting Person Leslyn M. Wallace
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 82,109
	6	Shared Voting Power 18,451,099
	7	Sole Dispositive Power 82,109
	8	Shared Dispositive Power 10,356,078

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,533,208
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 11.7%(1)
12	Type of Reporting Person IN

(1)	Based on 158,596,324 shares of common stock issued and outstanding as of December 31, 2017.

This Amendment No. 3 amends and restates the Amendment No. 2 to Schedule 13G filed on February 14, 2017 in its entirety. This Amendment No. 3 is referred to herein as this “Schedule 13G.”

Item 1(a).	Name of issuer:

RSP Permian, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

3141 Hood Street, Suite 500

Dallas, Texas 75219

Item 2(a).	Names of persons filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i) Wallace Family Partnership, LP

(ii) Michael Wallace Management, LLC

(iii) Michael W. Wallace

(iv) Leslyn M. Wallace

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address or principal business office or, if none, residence:

Address or Principal Business Office or, if none, Residence:

(i)	Wallace Family Partnership, LP

508 W. Wall Street, Suite 1200

Midland, Texas 79701

(ii)	Michael Wallace Management, LLC

508 W. Wall Street, Suite 1200

Midland, Texas 79701

(iii)	Michael W. Wallace

508 W. Wall Street, Suite 1200

Midland, Texas 79701

(iv)	Leslyn M. Wallace

508 W. Wall Street, Suite 1200

Midland, Texas 79701

Item 2(c).	Citizenship:

(i) Wallace Family Partnership, LP: Texas

(ii) Michael Wallace Management, LLC: Texas

(iii) Michael W. Wallace: United States of America

(iv) Leslyn M. Wallace: United States of America

Item 2(d).	Title of class of securities:

Common stock, par value $0.01 per share.

Item 2(e).	CUSIP number:

74978Q 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Each of RSP Permian, Inc., Ted Collins, Jr., Wallace Family Partnership, LP and Pecos Energy Partners, L.P. is party to a Stockholders’ Agreement, dated as of January 23, 2014 (the “Stockholders’ Agreement”). The Stockholders’ Agreement, among other things, requires Ted Collins, Jr., Wallace Family Partnership, LP and Pecos Energy Partners, L.P. to vote their respective shares of the Issuer’s common stock for directors that are designated in accordance with the provisions of the Stockholders’ Agreement. Each of Ted Collins, Jr. and Wallace Family Partnership, LP has the right to designate a certain number of nominees to the Issuer’s board of directors, subject to the limitations and conditions set forth in the Stockholders’ Agreement, including the ownership of a specified percentage of the outstanding shares of the Issuer’s common stock.

Wallace Family Partnership, LP and Ted Collins, Jr. are the members of Collins & Wallace Holdings, LLC. Michael Wallace Management, LLC is the general partner of Wallace Family Partnership, LP, and Mr. and Mrs. Wallace are the managers of Michael Wallace Management, LLC.

Mr. Wallace purchased 500 shares of the Issuer’s common stock, as custodian, for a minor child under the Uniform Transfer to Minors Act. Also, a member of Mr. and Mrs. Wallace’s immediate family sharing the same household holds 300 shares of the Issuer’s common stock.

Because of the foregoing relationships, (i) Wallace Family Partnership, LP may be deemed to share voting power over the 8,095,021 shares of the Issuer’s common stock held of record by the other parties to the Stockholders’ Agreement, (ii) Michael Wallace Management, LLC and Mr. and Mrs. Wallace may be deemed to share voting power over the 16,284,147 shares of the Issuer’s common stock held of record by Wallace Family Partnership, LP and the other parties to the Stockholders’ Agreement, (iii) Wallace Family Partnership, LP, Michael Wallace Management, LLC and Mr. and Mrs. Wallace may be deemed to share voting and dispositive power over the 2,166,152 shares held of record by Collins & Wallace Holdings, LLC, (iv) Michael Wallace Management, LLC and Mr. and Mrs. Wallace may be deemed to share dispositive power over the 8,189,126 shares held of record by Wallace Family Partnership, LP, and (v) Mr. and Mrs. Wallace may be deemed to share voting and dispositive power over (a) the 500 shares purchased by Mr. Wallace as custodian for a minor child under the Uniform Transfers to Minors Act and (b) the 300 shares held of record by a member of Mr. and Mrs. Wallace’s immediate family sharing the same household. As a result, the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer’s common stock as listed below.

1.	Wallace Family Partnership, LP

a.	Amount beneficially owned:

18,450,299

b.	Percent of class:

11.6%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

0

ii.	Shared power to vote or to direct the vote:

18,450,299

iii.	Sole power to dispose or to direct the disposition of:

0

iv.	Shared power to dispose or to direct the disposition of:

10,355,278

2.	Michael Wallace Management, LLC

a.	Amount beneficially owned:

18,450,299

b.	Percent of class:

11.6%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

0

ii.	Shared power to vote or to direct the vote:

18,450,299

iii.	Sole power to dispose or to direct the disposition of:

0

iv.	Shared power to dispose or to direct the disposition of:

10,355,278

3.	Michael W. Wallace

a.	Amount beneficially owned:

18,473,537

b.	Percent of class:

11.6%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

22,438

ii.	Shared power to vote or to direct the vote:

18,451,099

iii.	Sole power to dispose or to direct the disposition of:

17,675

iv.	Shared power to dispose or to direct the disposition of:

10,356,078

4.	Leslyn M. Wallace

a.	Amount beneficially owned:

18,533,208

b.	Percent of class:

11.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

82,109

ii.	Shared power to vote or to direct the vote:

18,451,099

iii.	Sole power to dispose or to direct the disposition of:

82,109

iv.	Shared power to dispose or to direct the disposition of:

10,356,078

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

Wallace Family Partnership, LP

By:	Michael Wallace Management, LLC, its general partner

By:	/s/ James E. Mutrie
Name:	James E. Mutrie
Title:	Attorney-in-Fact

Michael Wallace Management, LLC

By:	/s/ James E. Mutrie
Name:	James E. Mutrie
Title:	Attorney-in-Fact

Michael W. Wallace

By:	/s/ James E. Mutrie
Name:	James E. Mutrie
Title:	Attorney-in-Fact

Leslyn M. Wallace

By:	/s/ James E. Mutrie
Name:	James E. Mutrie
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

24.1	Power of Attorney for Wallace Family Partnership, LP, dated February 10, 2015 (incorporated by reference to Exhibit 24.1 to the Schedule 13G filed by the Reporting Persons on February 13, 2015).

24.2	Power of Attorney for Michael Wallace Management, LLC, dated February 10, 2015 (incorporated by reference to Exhibit 24.2 to the Schedule 13G filed by the Reporting Persons on February 13, 2015).

24.3	Power of Attorney for Michael W. Wallace, dated February 10, 2015 (incorporated by reference to Exhibit 24.3 to the Schedule 13G filed by the Reporting Persons on February 13, 2015).

24.4	Power of Attorney for Leslyn M. Wallace, dated February 10, 2015 (incorporated by reference to Exhibit 24.4 to the Schedule 13G filed by the Reporting Persons on February 13, 2015).

99.1	Joint Filing Agreement among the parties regarding filing of Schedule 13G, dated February 13, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 13, 2015).